

August 24, 2012

<u>Via E-mail</u>
Graham Smith
Chief Financial Officer
salesforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, CA 94105

> **Re: salesforce.com, inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed March 9, 2012**
> **File No. 001-32224**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

1.   We note your disclosure indicating that cash provided by operating activities "has historically been affected by: the amount of net income (loss); sales of subscriptions, support and professional services; changes in working capital accounts, particularly increases and seasonality in accounts receivable and deferred revenue as described above, the timing of commission and bonus payments, and the timing of collections from large enterprise customers; add-backs of non-cash expense items such as depreciation and

amortization, amortization of debt discount and the expense associated with stock-based awards." This disclosure is general in nature and does not provide specific insight into your operating cash flows and how these factors specifically impacted your operating cash flows during the periods presented. We note in your Q4 2012 and Q1 2013 earnings calls you provide a DSO metric, as well as other factors such as decreasing dollar and percentage attrition, longer contract terms, and significant large-value deal sizes impacting deferred revenues. Please tell us the following with regard to your discussion of operating cash flows:

- What consideration was given to quantifying and explaining significant fluctuations in working capital accounts, particularly those that increased or decreased disproportionately to revenue growth;

- With regard to how you manage accounts receivable, what consideration was given to providing a more specific discussion of DSO and factors such as the timing of large deals, changes in billing terms or changes in collections, to the extent applicable; and

- What consideration was given to disclosing the specific factors that affected the change in deferred revenues from period to period as well as key operational or financial metrics you track in evaluating deferred revenues and revenues. In this regard, on page 36 you refer to greater operational discipline around annual invoicing and that you occasionally bill customers for multi-year contracts on a single invoice which results in an increase in noncurrent deferred revenue. To the extent factors such as this impact changes in deferred revenues, please quantify and explain them.

Please refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release 33-8350 for further guidance.

Notes to Consolidated Financial Statements

Note 1. Summary of Business and Significant Accounting Policies

Concentrations of Credit Risk and Significant Customers, page 67

2. With regard to your presentation of revenue by geographic region, we note that you disclose revenue attributed to the Americas but do not separately disclose revenues attributed to the United States. Please tell us what consideration was given to the guidance in ASC 280-10-50-41(a) which requires separate disclosure of revenues attributed to your country of domicile.

Note 6. Income Taxes, page 95

3.   Please tell us whether you have undistributed earnings of foreign subsidiaries and if so, the amount of such earnings and the related deferred tax liability, if any. If you have undistributed earnings with no related tax liability, tell us what consideration was given to providing the disclosures required under ASC 740-30-50.

Note 8. Legal Proceedings, page 99

4.   We note that on June 7, 2011 you entered into a preliminary settlement agreement with respect to a California state wage and hour lawsuit that had been filed against the company early in 2011 and that the estimated expense for the settlement is approximately $0.04 per diluted share. Please tell us what consideration was given to the disclosure requirements of ASC 450-20-50-4 for each period during which this lawsuit was unresolved including periods prior to the preliminary settlement. Additionally, please tell us the following:

- The date the lawsuit was filed;

- The timing of the settlement discussions;

- The estimated dollar amount of the loss; and

- The status of the settlement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief